UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
 of the Securities Exchange Act of 1934

For the month(s) of May, 2004

Commission File Number 0-29916

AMERICAN BONANZA GOLD MINING CORP.
(Translation of registrant's name into English)

Suite 1606 - 675 West Hastings Street, Vancouver, B.C. Canada V6B 1N2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒  Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule
12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐   No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

The purpose of this 6-K submission is to furnish the United States Securities and Exchange Commission with documents previously filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval (“SEDAR”).

List of Exhibits furnished with this 6-K:

99.1	Annual Information Form for period ending December 31, 2003

99.2	Annual Report for period ending December 31, 2003

99.3	Audited annual financial statements for period ending December 31, 2003

99.4	Form of Proxy

99.5	Management Information Circular

99.6	Management's Discussion and Analysis for period ending December 31, 2003

99.7	Notice of Meeting

99.8	Certification of CEO

99.9	Certification of CFO

99.10	Press release dated May 17, 2004

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AMERICAN BONANZA GOLD MINING CORP.
(Registrant)

By:/s/ Giulio T. Bonifacio, Executive VP & CFO
Date: December 16, 2004	(Signature)*

* Print the name and title of the
signing officer under his signature.